NEWS RELEASE

For Immediate Release
March 11, 2009

Canwest and lenders extend discussions relating to senior credit facility
Discussions commenced with representatives of an ad hoc committee of noteholders

WINNIPEG – Canwest Global Communications Corp. (“Canwest” or the “Company”) announced today that its subsidiary, Canwest Media Inc. (“CMI”) and its senior lenders have agreed to extend the waiver of certain borrowing conditions until April 7, 2009.

As part of this process, CMI has advised its senior lenders that it will not make the March 15, 2009 payment of interest of approximately US$30.4 million on its outstanding 8% senior subordinated notes. Under the terms of the notes, failure to make the interest payment does not permit the noteholders to demand payment of the approximately US$761 million principal amount of outstanding notes if the interest payment is made on or prior to April 14, 2009.

CMI has commenced discussions with representatives of an ad hoc committee of noteholders representing a significant majority amount of the aggregate principal amount of CMI’s 8% senior subordinated notes. Discussions with representatives of this group are aimed at allowing sufficient time for a recapitalization of Canwest that is satisfactory to all of its stakeholders, including its senior lenders and noteholders.

CMI will continue discussions with its senior lenders and representatives of the ad hoc committee of noteholders which, if successful, would extend CMI’s access to its credit facility beyond April 7, 2009 and enable CMI to pursue a recapitalization transaction.

CMI and a group of financial institution counterparties have terminated certain currency and interest rate swap agreements relating to CMI’s senior subordinated notes, resulting in net proceeds to CMI of approximately $105 million, which has been used to reduce obligations under the senior credit agreement.  As a result, CMI’s 8% senior subordinate notes are no longer hedged against currency fluctuations.

CMI has reduced the principal outstanding under the senior secured credit facility to approximately $42 million in letters of credit, has cash-on-hand of approximately $30 million, and has access to a further $20 million of liquidity through its senior credit facility. In addition, cash of approximately $20 million has been placed on deposit by CMI as collateral with its senior lenders.  Based upon current cash flow projections, the Company believes that it will have sufficient liquidity to enable it to continue to operate normally through April 7, 2009.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended November 30, 2008. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com